Mail Stop 4561

December 11, 2007

Mr. Donald E. Klumb
Chief Financial Officer and Treasurer
The Management Network Group, Inc.
7300 College Boulevard
Overland Park, KS  66210

      **Re:**    **The Management Network Group, Inc.**
              **Form 10-K for the fiscal year ended December 30, 2006**
              **File No. 000-27617**

Dear Mr. Klumb:

     We have completed our review of the above referenced filing and have no further comments at this time.

              Sincerely,


              Kevin Woody
              Accounting Branch Chief